

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 4, 2009

Mr. Jonathan Hirst, Chief Financial Officer
KIT digital, Inc.
168 Fifth Avenue, Suite 301
New York, NY 10010

      RE: KIT digital, Inc.
                   Form 10-K for the year ended December 31, 2008
                   Filed March 24, 2009
                   File No. 0-25659

Dear Mr. Hirst:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director